Exhibit 99.77C


Sub-Item 77C:  Submission of matters to a vote of security holders


A special meeting of the shareholders of The Chesapeake Aggressive Growth Fund ("Fund"), a series of the Gardner Lewis Investment Trust ("Trust"), was held at the offices of NC Shareholder Services, LLC, in Rocky Mount, North Carolina, on Monday, June 21, 2004, at 3:00 p.m. Eastern Time, as adjourned

At this special meeting, the shareholders voted on the following item:


   To approve an amendment to the Fund's fundamental investment limitations concerning the lending of securities. Under the Proposed Securities Lending Policy, the Fund may lend portfolio securities in an amount up to 33% of the total Fund assets to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities, which the Fund's Advisor has determined are creditworthy under guidelines to be established by the Fund's Board of Trustees. The Fund will not lend securities to any company affiliated with the Fund or any affiliated person as defined in the Investment Company Act of 1940, as amended. Each loan of securities will be collateralized by cash, securities or letters of credit. It is the intention of the Fund that these loans will be made for a combination of both the short term and long term.

   The shareholders of the Trust entitled to vote at the special meeting voted as follows on this item:

                 Votes For                    Votes Against
                 ---------                    -------------
               2,480,022.416                   14,270.991